Exhibit 4.3

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

USB CAPITAL VI

THIS Certificate of Amendment of USB Capital VI (the “Trust”), is being duly executed and filed by the undersigned trustee to amend a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.).

1. Name. The name of the statutory trust amended hereby is USB Capital VI.

2. Amendment of Trust. The Certificate of Trust of the Trust is hereby amended by changing the name and address of the Trustee in the State of Delaware to:

Delaware Trust Company, National Association

300 Delaware Avenue, 9th Floor

Wilmington, Delaware 19801

3. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned trustee of the Trust has executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

/s/ Daryl N. Bible
Name:	Daryl N. Bible,
not in his individual capacity but solely as Administrative Trustee